FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Correction to Financial Statements

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on October 29, 2013 and a report on Form 6-K/A on May 30, 2014, amending the report on Form 6-K furnished on October 29, 2013. The registrant is furnishing this Form 6-K in order to show the amendments to certain data for the six months ended September 30, 2013 and certain quarterly comparatives data shown in Exhibit 1 “Financial Summary – Six months ended September 30, 2013”, furnished on Form 6-K on October 29, 2013, as reflected in Exhibit 1 to the report on Form 6-K/A furnished on May 30, 2014 and shown in Exhibit 1 to this report. Such amendments to certain data have been made to correct a mistake in the calculation of the number of shares of Nomura Holdings, Inc. common stock held as treasury stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Announces Correction to Financial Statements

Tokyo, May 30, 2014—Nomura Holdings, Inc. today announced corrections to the document issued on October 29, 2013, titled “Financial Highlights — Six months ended September 2013” as underlined below. The impact of the corrections on Nomura’s consolidated financial results is negligible.

Corrections

1. Consolidated Operating Results for the six months ended September 30, 2013

2. Quarterly Consolidated financial statements

(1) Consolidated Balance Sheets (UNAUDITED) (Page 6 and 7)

(2) Consolidated Statements of Income (UNAUDITED) (Page 8)

(3) Consolidated Statement of Comprehensive Income (UNAUDITED) (Page 9)

(5) Segment Information — Operating Segment (UNAUDITED) (Page 10)

(6) Significant Changes in Equity (UNAUDITED) (Page 11)

3. Supplementary Information

(1) Consolidated statements of income — quarterly comparatives (UNAUDITED) (Page 12)

(2) Business segment information — quarterly comparatives (UNAUDITED) (Page 13)

Details of the corrections are underlined in the attachment below.

Attachment

1. Consolidated Operating Results

Original

(1) Operating Results	For the six months ended September 30
2012	2013
(Millions of yen, except per share data)
% Change from	% Change from
September 30, 2011	September 30, 2012
Total revenue	900,819	11.9%	933,650	3.6%
Net revenue	770,933	22.0%	787,712	2.2%
Income before income taxes	55,083	—%	186,153	238.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	4,700	—%	104,007	—%
Comprehensive income (loss)	(8,016)	—%	134,205	—%

(2) Financial Position	At March 31	At September 30
2013	2013
(Millions of yen, except per share data)
Total assets	37,942,439	41,868,413
Total equity	2,318,983	2,411,306
Total NHI shareholders’ equity	2,294,371	2,379,189
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.7%
Total NHI shareholders’ equity per share (Yen)	618.27	641.90

Notes
(4) Number of shares issued (common stock)
At March 31	At September 30
2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	116,077,880

For the six months ended September 30
2012	2013
Average number of shares outstanding (year-to-date)	3,682,504,520	3,705,701,979

Corrected

(1) Operating Results	For the six months ended September 30
2012	2013
(Millions of yen, except per share data)
% Change from	% Change from
September 30, 2011	September 30, 2012
Total revenue	900,819	11.9%	933,649	3.6%
Net revenue	770,933	22.0%	787,711	2.2%
Income before income taxes	55,083	—%	186,152	237.9%
Net income attributable to	4,700	—%	104,006	—%
Nomura Holdings, Inc. (“NHI”) shareholders
Comprehensive income (loss)	(8,016)	—%	134,204	—%

(2) Financial Position	At March 31	At September 30
2013	2013
(Millions of yen, except per share data)
Total assets	37,942,439	41,868,409
Total equity	2,318,983	2,411,302
Total NHI shareholders’ equity	2,294,371	2,379,185
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.7%
Total NHI shareholders’ equity per share (Yen)	618.27	641.90

Notes (4) Number of shares issued (common stock)
At March 31	At September 30
2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	116,082,580

For the six months ended September 30
2012	2013
Average number of shares outstanding (year-to-date)	3,682,504,520	3,705,694,494

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED) (Page 6 and 7)

Original

	Millions of yen
	March 31, 2013	September 30, 2013	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,298,043	492,956
Time deposits	577,921	468,495	(109,426)
Deposits with stock exchanges and other segregated cash	269,744	384,480	114,736

Total cash and cash deposits	1,652,752	2,151,018	498,266

Loans and receivables:
Loans receivable	1,575,494	1,303,655	(271,839)
Receivables from customers	63,792	52,097	(11,695)
Receivables from other than customers	992,847	1,506,426	513,579
Allowance for doubtful accounts	(2,258)	(3,205)	(947)

Total loans and receivables	2,629,875	2,858,973	229,098

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,552,516	1,257,144
Securities borrowed	5,819,885	6,376,335	556,450

Total collateralized agreements	14,115,257	15,928,851	1,813,594

Trading assets and private equity investments:
Trading assets*	17,037,191	18,332,966	1,295,775
Private equity investments	87,158	84,169	(2,989)

Total trading assets and private equity investments	17,124,349	18,417,135	1,292,786

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥373,140 million as of September 30, 2013)	428,241	421,042	(7,199)
Non-trading debt securities*	920,611	1,003,495	82,884
Investments in equity securities*	123,490	135,736	12,246
Investments in and advances to affiliated companies*	345,705	360,348	14,643
Other	602,159	591,815	(10,344)

Total other assets	2,420,206	2,512,436	92,230

Total assets	37,942,439	41,868,413	3,925,974

*	Including securities pledged as collateral

Millions of yen
March 31, 2013	September 30, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	800,966	62,521
Payables and deposits:
Payables to customers	476,705	579,148	102,443
Payables to other than customers	864,962	1,154,251	289,289
Deposits received at banks	1,072,134	1,106,042	33,908

Total payables and deposits	2,413,801	2,839,441	425,640

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	14,074,602	1,630,285
Securities loaned	2,158,559	2,431,554	272,995
Other secured borrowings	806,507	818,239	11,732

Total collateralized financing	15,409,383	17,324,395	1,915,012

Trading liabilities	8,491,296	9,870,444	1,379,148
Other liabilities	978,163	984,102	5,939
Long-term borrowings	7,592,368	7,637,759	45,391

Total liabilities	35,623,456	39,457,107	3,833,651

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2013 and 3,822,562,601 shares as of September 30, 2013
Outstanding	-	3,710,960,252 shares as of March 31, 2013 and 3,706,484,721 shares as of September 30, 2013	594,493	594,493	—
Additional paid-in capital	691,264	682,048	(9,216)
Retained earnings	1,136,523	1,210,878	74,355
Accumulated other comprehensive income (loss)	(57,395)	(28,579)	28,816

Total NHI shareholders’ equity before treasury stock	2,364,885	2,458,840	93,955
Common stock held in treasury, at cost -
111,602,349 shares as of March 31, 2013 and 116,077,880 shares as of September 30, 2013	(70,514)	(79,651)	(9,137)

Total NHI shareholders’ equity	2,294,371	2,379,189	84,818

Noncontrolling interests	24,612	32,117	7,505

Total equity	2,318,983	2,411,306	92,323

Total liabilities and equity	37,942,439	41,868,413	3,925,974

Corrected

	Millions of yen
	March 31, 2013	September 30, 2013	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,298,043	492,956
Time deposits	577,921	468,495	(109,426)
Deposits with stock exchanges and other segregated cash	269,744	384,480	114,736

Total cash and cash deposits	1,652,752	2,151,018	498,266

Loans and receivables:
Loans receivable	1,575,494	1,303,655	(271,839)
Receivables from customers	63,792	52,097	(11,695)
Receivables from other than customers	992,847	1,506,426	513,579
Allowance for doubtful accounts	(2,258)	(3,205)	(947)

Total loans and receivables	2,629,875	2,858,973	229,098

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,552,516	1,257,144
Securities borrowed	5,819,885	6,376,335	556,450

Total collateralized agreements	14,115,257	15,928,851	1,813,594

Trading assets and private equity investments:
Trading assets*	17,037,191	18,332,962	1,295,771
Private equity investments	87,158	84,169	(2,989)

Total trading assets and private equity investments	17,124,349	18,417,131	1,292,782

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥373,140 million as of September 30, 2013)	428,241	421,042	(7,199)
Non-trading debt securities*	920,611	1,003,495	82,884
Investments in equity securities*	123,490	135,736	12,246
Investments in and advances to affiliated companies*	345,705	360,348	14,643
Other	602,159	591,815	(10,344)

Total other assets	2,420,206	2,512,436	92,230

Total assets	37,942,439	41,868,409	3,925,970

*	Including securities pledged as collateral

Millions of yen
March 31, 2013	September 30, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	800,966	62,521
Payables and deposits:
Payables to customers	476,705	579,148	102,443
Payables to other than customers	864,962	1,154,251	289,289
Deposits received at banks	1,072,134	1,106,042	33,908

Total payables and deposits	2,413,801	2,839,441	425,640

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	14,074,602	1,630,285
Securities loaned	2,158,559	2,431,554	272,995
Other secured borrowings	806,507	818,239	11,732

Total collateralized financing	15,409,383	17,324,395	1,915,012

Trading liabilities	8,491,296	9,870,444	1,379,148
Other liabilities	978,163	984,102	5,939
Long-term borrowings	7,592,368	7,637,759	45,391

Total liabilities	35,623,456	39,457,107	3,833,651

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2013 and 3,822,562,601 shares as of September 30, 2013
Outstanding	-	3,710,960,252 shares as of March 31, 2013 and 3,706,480,021 shares as of September 30, 2013	594,493	594,493	—
Additional paid-in capital	691,264	682,048	(9,216)
Retained earnings	1,136,523	1,210,877	74,354
Accumulated other comprehensive income (loss)	(57,395)	(28,579)	28,816

Total NHI shareholders’ equity before treasury stock	2,364,885	2,458,839	93,954
Common stock held in treasury, at cost -
111,602,349 shares as of March 31, 2013 and 116,082,580 shares as of September 30, 2013	(70,514)	(79,654)	(9,140)

Total NHI shareholders’ equity	2,294,371	2,379,185	84,814

Noncontrolling interests	24,612	32,117	7,505

Total equity	2,318,983	2,411,302	92,319

Total liabilities and equity	37,942,439	41,868,409	3,925,970

(2) Consolidated Statements of Income (UNAUDITED) (Page 8)

Original

	Millions of yen		% Change
	For the six months ended
	September 30, 2012(A)	September 30, 2013(B)	(B-A)/(A)
Revenue:
Commissions	149,646	263,247	75.9
Fees from investment banking	27,514	48,378	75.8
Asset management and portfolio service fees	67,224	83,083	23.6
Net gain on trading	173,328	238,590	37.7
Gain (loss) on private equity investments	(5,088)	753	—
Interest and dividends	196,303	213,416	8.7
Gain on investments in equity securities	5,909	12,889	118.1
Other	285,983	73,294	(74.4)

Total revenue	900,819	933,650	3.6
Interest expense	129,886	145,938	12.4

Net revenue	770,933	787,712	2.2

Non-interest expenses:
Compensation and benefits	258,269	298,596	15.6
Commissions and floor brokerage	43,882	55,180	25.7
Information processing and communications	87,669	94,473	7.8
Occupancy and related depreciation	46,250	40,614	(12.2)
Business development expenses	22,502	17,332	(23.0)
Other	257,278	95,364	(62.9)

Total non-interest expenses	715,850	601,559	(16.0)

Income before income taxes	55,083	186,153	238.0
Income tax expense	43,646	81,505	86.7

Net income	11,437	104,648	815.0

Less: Net income attributable to noncontrolling interests	6,737	641	(90.5)

Net income attributable to NHI shareholders	4,700	104,007	—

Per share of common stock:
	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	1.28	28.07	—

Diluted-
Net income attributable to NHI shareholders per share	1.25	27.20	—

Corrected

	Millions of yen		% Change
	For the six months ended
	September 30, 2012(A)	September 30, 2013(B)	(B-A)/(A)
Revenue:
Commissions	149,646	263,247	75.9
Fees from investment banking	27,514	48,378	75.8
Asset management and portfolio service fees	67,224	83,083	23.6
Net gain on trading	173,328	238,589	37.7
Gain (loss) on private equity investments	(5,088)	753	—
Interest and dividends	196,303	213,416	8.7
Gain on investments in equity securities	5,909	12,889	118.1
Other	285,983	73,294	(74.4)

Total revenue	900,819	933,649	3.6
Interest expense	129,886	145,938	12.4

Net revenue	770,933	787,711	2.2

Non-interest expenses:
Compensation and benefits	258,269	298,596	15.6
Commissions and floor brokerage	43,882	55,180	25.7
Information processing and communications	87,669	94,473	7.8
Occupancy and related depreciation	46,250	40,614	(12.2)
Business development expenses	22,502	17,332	(23.0)
Other	257,278	95,364	(62.9)

Total non-interest expenses	715,850	601,559	(16.0)

Income before income taxes	55,083	186,152	237.9
Income tax expense	43,646	81,505	86.7

Net income	11,437	104,647	815.0

Less: Net income attributable to noncontrolling interests	6,737	641	(90.5)

Net income attributable to NHI shareholders	4,700	104,006	—

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	1.28	28.07	—

Diluted-
Net income attributable to NHI shareholders per share	1.25	27.20	—

(3) Consolidated Statement of Comprehensive Income (UNAUDITED) (Page 9)

Original

	Millions of yen		% Change
	For the six months ended
	September 30, 2012(A)	September 30, 2013(B)	(B-A)/(A)
Net income	11,437	104,648	815.0
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(21,343)	27,431	—
Defined benefit pension plans:
Pension liability adjustment	4,062	2,005	(50.6)
Deferred income taxes	(1,123)	(703)	—

Total	2,939	1,302	(55.7)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,032)	1,469	—
Deferred income taxes	(17)	(645)	—

Total	(1,049)	824	—

Total other comprehensive income (loss)	(19,453)	29,557	—

Comprehensive income (loss)	(8,016)	134,205	—
Less: Comprehensive income attributable to NHI shareholders	5,997	1,382	(77.0)

Comprehensive income (loss) attributable to NHI shareholders	(14,013)	132,823	—

Corrected

	Millions of yen		% Change
	For the six months ended
	September 30, 2012(A)	September 30, 2013(B)	(B-A)/(A)
Net income	11,437	104,647	815.0
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(21,343)	27,431	—
Defined benefit pension plans:
Pension liability adjustment	4,062	2,005	(50.6)
Deferred income taxes	(1,123)	(703)	—

Total	2,939	1,302	(55.7)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,032)	1,469	—
Deferred income taxes	(17)	(645)	—

Total	(1,049)	824	—

Total other comprehensive income (loss)	(19,453)	29,557	—

Comprehensive income (loss)	(8,016)	134,204	—
Less: Comprehensive income attributable to noncontrolling interests	5,997	1,382	(77.0)

Comprehensive income (loss) attributable to NHI shareholders	(14,013)	132,822	—

(5) Segment Information — Operating Segment (UNAUDITED) (Page 10)

Original

	Millions of yen		% Change
	For the six months ended
	September 30, 2012 (A)	September 30, 2013 (B)	(B-A)/(A)
Net revenue
Business segment information:
Retail	163,497	286,072	75.0
Asset Management	31,857	38,800	21.8
Wholesale	258,977	377,958	45.9

Subtotal	454,331	702,830	54.7
Other	310,570	72,681	(76.6)

Net revenue	764,901	775,511	1.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,032	12,201	102.3

Net revenue	770,933	787,712	2.2

Non-interest expenses
Business segment information:
Retail	140,347	165,011	17.6
Asset Management	21,927	25,937	18.3
Wholesale	267,335	327,435	22.5

Subtotal	429,609	518,383	20.7
Other	286,241	83,176	(70.9)

Non-interest expenses	715,850	601,559	(16.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	715,850	601,559	(16.0)

Income (loss) before income taxes
Business segment information:
Retail	23,150	121,061	422.9
Asset Management	9,930	12,863	29.5
Wholesale	(8,358)	50,523	—

Subtotal	24,722	184,447	646.1
Other *	24,329	(10,495)	—

Income (loss) before income taxes	49,051	173,952	254.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,032	12,201	102.3

Income (loss) before income taxes	55,083	186,153	238.0

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”. The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net gain (loss) related to economic hedging transactions	(267)	5,706	—
Realized gain (loss) on investments in equity securities held for operating purposes	(123)	688	—
Equity in earnings of affiliates	4,619	14,227	208.0
Corporate items	(420)	(21,045)	—
Other	20,520	(10,071)	—

Total	24,329	(10,495)	—

Corrected

	Millions of yen		% Change
	For the six months ended
	September 30, 2012 (A)	September 30, 2013 (B)	(B-A)/(A)
Net revenue
Business segment information:
Retail	163,497	286,072	75.0
Asset Management	31,857	38,800	21.8
Wholesale	258,977	377,957	45.9

Subtotal	454,331	702,829	54.7
Other	310,570	72,681	(76.6)

Net revenue	764,901	775,510	1.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,032	12,201	102.3

Net revenue	770,933	787,711	2.2

Non-interest expenses
Business segment information:
Retail	140,347	165,011	17.6
Asset Management	21,927	25,937	18.3
Wholesale	267,335	327,435	22.5

Subtotal	429,609	518,383	20.7
Other	286,241	83,176	(70.9)

Non-interest expenses	715,850	601,559	(16.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	715,850	601,559	(16.0)

Income (loss) before income taxes
Business segment information:
Retail	23,150	121,061	422.9
Asset Management	9,930	12,863	29.5
Wholesale	(8,358)	50,522	—

Subtotal	24,722	184,446	646.1
Other *	24,329	(10,495)	—

Income (loss) before income taxes	49,051	173,951	254.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,032	12,201	102.3

Income (loss) before income taxes	55,083	186,152	237.9

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”. The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net gain (loss) related to economic hedging transactions	(267)	5,706	—
Realized gain (loss) on investments in equity securities held for operating purposes	(123)	688	—
Equity in earnings of affiliates	4,619	14,227	208.0
Corporate items	(420)	(21,045)	—
Other	20,520	(10,071)	—

Total	24,329	(10,495)	—

(6) Significant Changes in Equity (UNAUDITED) (Page 11)

Original

Millions of yen
For the six months ended September 30, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(5,439)
Issuance and exercise of common stock options	(3,777)

Balance at end of period	682,048

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	104,007
Cash dividends	(29,652)

Balance at end of period	1,210,878

Accumulated other comprehensive income (loss) Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	26,902

Balance at end of period	(11,973)

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,302

Balance at end of period	(27,216)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain on non-trading securities	612

Balance at end of period	10,610

Balance at end of period	(28,579)

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,482)
Sale of common stock	0
Common stock issued to employees	22,662
Other net change in treasury stock	683

Balance at end of period	(79,651)

Total NHI shareholders’ equity
Balance at end of period	2,379,189

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	7,505

Balance at end of period	32,117

Total equity

Balance at end of period	2,411,306

Corrected

Millions of yen
For the six months ended September 30, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(5,439)
Issuance and exercise of common stock options	(3,777)

Balance at end of period	682,048

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	104,006
Cash dividends	(29,652)

Balance at end of period	1,210,877

Accumulated other comprehensive income (loss) Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	26,902

Balance at end of period	(11,973)

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,302

Balance at end of period	(27,216)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain on non-trading securities	612

Balance at end of period	10,610

Balance at end of period	(28,579)

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,493)
Sale of common stock	8
Common stock issued to employees	22,662
Other net change in treasury stock	683

Balance at end of period	(79,654)

Total NHI shareholders’ equity

Balance at end of period	2,379,185

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	7,505

Balance at end of period	32,117

Total equity

Balance at end of period	2,411,302

Original

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013(A)	September 30, 2013(B)	(B-A)/(A)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	(33.0)
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	(9.5)
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	(4.0)
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,181	(14.2)
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	—
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	(14.9)
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	(35.9)
Other	142,610	143,373	118,834	303,950	28,225	45,069	59.7

Total revenue	439,593	461,226	458,981	720,143	505,270	428,380	(15.2)
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	(2.7)

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	(17.4)

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	(17.0)
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	(10.0)
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	(4.1)
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	5.3
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	20.5
Other	125,074	132,204	141,603	217,582	49,975	45,389	(9.2)

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	(35.6)
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	(26.4)

Net income	6,076	5,361	91	94,163	66,263	38,385	(42.1)

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	(26.3)

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,113	(42.2)

	Yen						% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.51	0.76	5.44	22.23	17.78	10.29	(42.1)

Diluted-
Net income attributable to NHI shareholders per share	0.50	0.74	5.33	21.55	17.24	9.99	(42.1)

Corrected

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013(A)	September 30, 2013(B)	(B-A)/(A)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	(33.0)
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	(9.5)
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	(4.0)
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,180	(14.2)
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	—
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	(14.9)
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	(35.9)
Other	142,610	143,373	118,834	303,950	28,225	45,069	59.7

Total revenue	439,593	461,226	458,981	720,143	505,270	428,379	(15.2)
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	(2.7)

Net revenue	369,254	401,679	389,086	653,612	431,321	356,390	(17.4)

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	(17.0)
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	(10.0)
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	(4.1)
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	5.3
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	20.5
Other	125,074	132,204	141,603	217,582	49,975	45,389	(9.2)

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,933	(35.6)
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	(26.4)

Net income	6,076	5,361	91	94,163	66,263	38,384	(42.1)

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	(26.3)

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,112	(42.2)

	Yen						% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.51	0.76	5.44	22.23	17.78	10.29	(42.1)

Diluted-
Net income attributable to NHI shareholders per share	0.50	0.74	5.33	21.55	17.24	9.99	(42.1)

Original

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013(A)	September 30, 2013(B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	(28.0)	397,925
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	(7.7)	68,937
Wholesale	121,883	137,094	188,968	196,911	194,609	183,349	(5.8)	644,856

Subtotal	221,012	233,319	303,433	353,954	381,125	321,705	(15.6)	1,111,718
Other	154,567	156,003	76,753	276,905	43,032	29,649	(31.1)	664,228

Net revenue	375,579	389,322	380,186	630,859	424,157	351,354	(17.2)	1,775,946

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	(29.7)	37,685

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	(17.4)	1,813,631

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	(6.4)	297,297
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	(7.6)	47,768
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	(6.7)	573,199

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	(6.6)	918,264
Other	137,583	148,658	144,623	226,773	50,010	33,166	(33.7)	657,637

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	(50.7)	100,628
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	(7.8)	21,169
Wholesale	(8,551)	193	44,357	35,658	25,237	25,286	0.2	71,657

Subtotal	9,007	15,715	71,935	96,797	113,033	71,414	(36.8)	193,454
Other*	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	—	6,591

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,897	(36.0)	200,045

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	(29.7)	37,685

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	(35.6)	237,730

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013(A)	September 30, 2013(B)	(B-A)(A)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	—	989
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	—	1,001
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	66.3	14,401
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	—	17,652
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	—	(27,452)

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	—	6,591

Corrected

(2) Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013(A)	September 30, 2013(B)	(B-A)/(A)

Net revenue
Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	(28.0)	397,925
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	(7.7)	68,937
Wholesale	121,883	137,094	188,968	196,911	194,609	183,348	(5.8)	644,856

Subtotal	221,012	233,319	303,433	353,954	381,125	321,704	(15.6)	1,111,718
Other	154,567	156,003	76,753	276,905	43,032	29,649	(31.1)	664,228

Net revenue	375,579	389,322	380,186	630,859	424,157	351,353	(17.2)	1,775,946

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	(29.7)	37,685

Net revenue	369,254	401,679	389,086	653,612	431,321	356,390	(17.4)	1,813,631

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	(6.4)	297,297
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	(7.6)	47,768
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	(6.7)	573,199

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	(6.6)	918,264
Other	137,583	148,658	144,623	226,773	50,010	33,166	(33.7)	657,637

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	(50.7)	100,628
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	(7.8)	21,169
Wholesale	(8,551)	193	44,357	35,658	25,237	25,285	0.2	71,657

Subtotal	9,007	15,715	71,935	96,797	113,033	71,413	(36.8)	193,454
Other*	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	—	6,591

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,896	(36.0)	200,045

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	(29.7)	37,685

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,933	(35.6)	237,730

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013(A)	September 30, 2013(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	—	989
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	—	1,001
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	66.3	14,401
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	—	17,652
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	—	(27,452)

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	—	6,591

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.